Exhibit 99.3

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This management’s discussion and analysis is designed to provide you with a narrative explanation of our financial condition and results of operations. We recommend that you read this discussion together with our unaudited condensed consolidated financial statements, including the notes thereto, as of and for the three and nine months ended September 30, 2020 and 2019 included as Exhibit 99.2 to the Report on Form 6-K dated November 10, 2020 to which this discussion is attached as Exhibit 99.3. We also recommend that you read our operating and financial review and prospects and our audited consolidated financial statements for 2019, 2018 and 2017, and the notes thereto, which appear in our Annual Report on Form 20-F for the year ended December 31, 2019 (the “Annual Report”) filed with the U.S. Securities and Exchange Commission (the “SEC”). In addition, we recommend that you read any public announcements made by Jumia Technologies AG.

The following discussion is based on our financial information prepared in accordance with IFRS as issued by the IASB, which may differ in material respects from generally accepted accounting principles in the United States and other jurisdictions. We maintain our books and records in euros. Unless otherwise indicated, all references to currency amounts in this discussion are in euros. We have made rounding adjustments to some of the figures included in this discussion and analysis. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them.

The following discussion includes forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including but not limited to those described under Item 3. “Key Information—D. Risk Factors” in our Annual Report.

Unless otherwise indicated or the context otherwise requires, all references to “Jumia” or the “company,” “we,” “our,” “ours,” “us” or similar terms refer to Jumia Technologies AG and its consolidated subsidiaries.

Overview

We are the leading pan-African e-commerce platform. Our platform consists of our marketplace, which connects sellers with consumers, our logistics service, which enables the shipment and delivery of packages from sellers to consumers, and our payment service, JumiaPay, which facilitates transactions among participants active on our platform in selected markets.

On our marketplace, a large and diverse group of sellers offer goods across a wide range of categories, such as fashion and apparel, beauty and personal care, home and living, fast moving consumer goods, smartphones and other electronics. We also provide consumers with easy access to a range of on-demand services via our Jumia Food platform, including delivery from restaurants, grocery shops and other convenience outlets. On our JumiaPay app, we offer a number of digital lifestyle services including utility bills payment, airtime recharge, gaming and entertainment, transport ticketing as well as financial services such as micro-loans or savings products. We had 6.7 million Annual Active Consumers as of September 30, 2020. We believe that the number and quality of sellers on our marketplace, and the breadth of their respective offerings, attract more consumers to our platform, increasing traffic and orders, which in turn attracts even more sellers to Jumia, creating powerful network effects. Our marketplace operates with limited inventory risk, as the goods sold via our marketplace are predominantly sold by third-party sellers, meaning the cost and risk of inventory remains with the seller. In the nine months ended September 30, 2020, the vast majority of the items sold on our marketplace was offered by third-party sellers. To a limited extend, we sell items directly in order to enhance consumer experience in key categories and regions.

Our logistics service, Jumia Logistics, facilitates the delivery of goods in a convenient and reliable way. It consists of a network of over 20 leased warehouses, a total of 1,300 drop-off locations for sellers and pick up stations for consumers and almost 300 third-party logistics service providers, whom we integrate and manage through our proprietary technology, data and processes. In certain cities, where we believe it is beneficial to enhance our logistics service, we also operate our own last-mile delivery fleet.

Traditionally, consumers across Africa rely on cash to transact. We have designed our payment service, JumiaPay, to facilitate online transactions between participants on our platform, with the intention of integrating additional financial services in the future. JumiaPay encompasses a number of functionalities. It functions as a wallet that can be linked to the consumer’s preferred payment method, including debit or credit cards, bank accounts, third party mobile money wallets and many more. JumiaPay also provides digital payment processing on our platform allowing for a fast and secure payment experience at checkout. JumiaPay has also a dedicated payment app, the JumiaPay app, through which we offer consumers a number of digital lifestyle services from a broad range of third party service providers. Lastly, through Jumia Lending, which forms part of JumiaPay, our sellers can access financing solutions provided by third-party financial institutions, leveraging data from the sellers transactional activity on our platform for credit scoring purposes. We intend to continue expanding the range of payment and financial services offered to both consumers and sellers as part of the Jumia ecosystem, with a view to offering those services beyond our platform in the future.

As of September 30, 2020, JumiaPay was available in eight markets: Nigeria, Egypt, Morocco, Ivory Coast, Ghana, Kenya, Tunisia and Uganda. JumiaPay Transactions and Total Payment Volume (“TPV”) have both increased substantially since its launch. The number of JumiaPay Transactions reached 7.6 million in 2019, more than tripling compared to 2018. In the nine months ended September 30, 2020, we recorded 6.9 million JumiaPay Transactions compared to 5.2 million in the nine months ended September 30, 2019. TPV reached €124.3 million in 2019, up 127.0% compared to 2018. TPV in the nine months ended September 30, 2020 was €137.1 million, up 74.3% from €78.7 million in the nine months ended September 30, 2019.

While usage of our platform has grown substantially in the past, we consider usage as a part of a broader equation where we seek to balance usage growth, platform monetization and cost efficiency. We manage this equation on a dynamic basis. In the nine months ended September 30, 2020, we focused on rebalancing our business mix, enhancing cost efficiency and making progress towards breakeven. Annual Active Consumers increased to 6.7 million Annual Active Consumers as of September 30, 2020, up from 5.5 million Annual Active Consumers as of September 30, 2019. Our Orders increased from 18.3 million in the nine months ended September 30, 2019 to 19.8 million in the nine months ended September 30, 2020. Our gross merchandise value (“GMV”) decreased from €738.1 million in the nine months ended September 30, 2019 to €605.3 million in the nine months ended September 30, 2020. Our gross profit continued to increase, reaching €64.9 million in the nine months ended September 30, 2020, up from €51.1 million in the nine months ended September 30, 2019. The rebalancing of our business mix together with structural improvements to enhance cost efficiency resulted in a significant improvement of our unit economics. The increase in gross profit and improvement in unit economics resulted in a significant decrease in our operating loss for the period from €166.8 million in the nine months ended September 30, 2019 to €109.3 million in the nine months ended September 30, 2020.

Key Performance Indicators

The following table sets forth our marketplace key performance indicators as of and for the nine months ended September 30, 2019 and September 30, 2020. For definitions and explanations of our key performance indicators, please see “Non-IFRS and Other Financial and Operating Metrics” below.

	As of and for the nine months ended
	September 30,
	2019		2020

	(unaudited, in millions)
Annual Active Consumers	5.5		6.7
Orders	18.3		19.8
GMV	€738.1	(1)	€605.3	(1)
Adjusted EBITDA(2)	€(129.3)		€(91.2)

(1)	Adjusted for perimeter changes and improper sales practices. Adjusted for perimeter changes relate to the exit from Cameroon, Rwanda, Tanzania and our travel activities. For more information, see “Quarterly Data” below.
(2)	See “Non-IFRS and Other Financial and Operating Metrics” for a reconciliation of Adjusted EBITDA, which is a non-IFRS measure, to the most directly comparable IFRS financial performance measure and an explanation of why we consider Adjusted EBITDA useful.

Annual Active Consumers increased by 22.8% from 5.5 million as of September 30, 2019 to 6.7 million as of September 30, 2020 as we continued focusing on both acquisition of new consumers and re-engagement of existing consumers.

Orders increased by 8.6% from 18.3 million orders in the nine months ended September 30, 2019 to 19.8 million in the nine months ended September 30, 2020 while Sales & Advertising expense decreased by 45.0% over the same period. Orders on our physical goods e-commerce platform were supported by the growth in every-day product categories such as beauty and FMCG (fast moving consumer goods) as we increased our focus on these categories as part of our business mix rebalancing. Our food delivery platform, while affected by restaurant shutdowns as part of COVID-19 lockdown measures during the second quarter of 2020, recovered in the third quarter of 2020. Orders of digital services on our JumiaPay app showed robust momentum during the first half of 2020 while third quarter performance was negatively affected by reduced consumer incentives on airtime recharge transactions, which have historically been promotionally intensive.

GMV decreased by 18.0% from €738.1 million in the nine months ended September 30, 2019 to €605.3 million in the nine months ended September 30, 2020. This decrease was mainly due to a business mix rebalancing initiated in late 2019 to support our path to profitability. As part of this business mix rebalancing, we decreased promotional intensity and consumer incentives on lower consumer lifetime value business, while increasing our focus on every-day product categories to drive consumer adoption and usage. As of September 30, 2020, this rebalancing was largely completed as we reached a more diversified category mix where phones and electronics went from contributing 58.1% of GMV in the nine months ended September 30, 2019 to 43.8% in the nine months ended September 30, 2020.

We are making meaningful progress in the reduction of the overall rate of cancellations, failed deliveries and returns (“CFDR”) as we increase operational efficiency, including due to an increase in prepayment penetration. While actual rates of CFDR may vary from period to period, we observed a significant reduction in the CFDR ratio between the nine months ended September 30, 2019 and the nine months ended September 30, 2020.

●	The CFDR rate as a percentage of GMV decreased from 30.0% in the nine months ended September 30, 2019 to 25.4% in the nine months ended September 30, 2020. The CFDR rate as a percentage of orders decreased from 23.0% in the nine months ended September 30, 2019 to 15.5% in the nine months ended September 30, 2020. The CFDR rate is typically lower for orders than for GMV as higher average item value orders tend to show higher CFDR rates.

●	Trends of GMV after CFDR by category in the nine months ended September 30, 2020 compared to the nine months ended September 30, 2019 showed growth concerning physical goods other than phones and electronics of 16.1%, growth of digital services offered on the JumiaPay app of 55.1%, growth of food delivery and other on-demand services of 37.2% and contraction of 37.5% in phones and electronics, as a result of the business mix rebalancing initiated in late 2019. Food delivery recovered in the third quarter of 2020, after being affected by COVID-19 related restaurant shutdowns during the second quarter of 2020.

●	Trends of orders after CFDR by category in the nine months ended September 30, 2020 compared to the nine months ended September 30, 2019 showed 25.6% growth of physical goods other than phones and electronics, 41.9% growth of food delivery and other on-demand services, 9.5% growth of digital services offered on the JumiaPay app and 4% growth in phone and electronics.

The following table sets forth our JumiaPay key performance indicators as of or for the nine months ended September 30, 2019 and September 30, 2020. For definitions and explanations of our key performance indicators, please see “Non-IFRS and Other Financial and Operating Metrics” below.

	As of and for the nine months ended
	September 30,
	2019	2020

	(unaudited, in millions)
TPV	€78.7	€137.1
JumiaPay Transactions	5.2	6.9

TPV increased by 74.3% from €78.7 million in the nine months ended September 30, 2019 to €137.1 million in the nine months ended September 30, 2020. On-platform penetration of JumiaPay as a percentage of GMV increased from 10.7% in the nine months ended September 30, 2019 to 22.6% in the nine months ended September 30, 2020.

JumiaPay Transactions increased by 34.0% from 5.2 million in the nine months ended September 30, 2019 to 6.9 million in the nine months ended September 30, 2020. Overall, 35.1% of orders placed on the Jumia platform in the nine months ended September 30, 2020 were paid for using JumiaPay, compared to 28.4% in the nine months ended September 30, 2019.

COVID-19 Update

As an e-commerce company operating in Africa, we have so far been less affected, positively or negatively, by COVID-19 than many other companies. However, we experienced effects that varied in nature and intensity by country and evolved over time.

In the early part of the first quarter of 2020, factory shutdowns in China affected our cross-border business where we facilitate orders from international sellers in general and Chinese ones in particular. It also impacted some of our local sellers who rely on product imports from China, including phones and electronics. As work resumed in Chinese factories these disruptions eased gradually eased and their impact on the first quarter 2020 performance was not significant.

With the virus reaching Africa in March 2020, we started seeing local effects of the pandemic. We quickly adjusted our operations across our footprint to ensure the safety of our employees, customers and sellers, putting in place the relevant procedures and routines to operate according to the highest standards of safety and hygiene in accordance with WHO best practices and local guidelines. As a result, we experienced disruptions to our local logistic and supply disruption that persisted throughout the second quarter of 2020 with limited tailwinds from a demand standpoint at group level.

o	In Nigeria and South Africa, we faced significant disruption as a result of the imposed restrictions of movement that only started easing towards the end of the second quarter 2020. Our food delivery business, Jumia Food, was negatively impacted by restaurant shutdowns starting mid-March. Restaurants resumed normal operations in late May or early June in most cities where we operate the service.
o	Across the majority of our addressable market, we experienced no meaningful change in consumer behavior, aside from increased demand for essential and every-day products and reduced appetite for higher ticket size, discretionary purchases. The nature of lockdown measures put in place consisted mostly of localized restrictions of movement and partial curfews rather than nationwide lockdowns, resulting in less drastic changes in consumer lifestyles and behavior than all-encompassing, nationwide lockdowns. In selected countries, including in Morocco and Tunisia, where nationwide lockdowns were implemented, we experienced a temporary surge in volumes starting mid-March with sustained albeit decreasing momentum throughout the second quarter of 2020.
o	Across all geographies, we have seen increased demand from brands and sellers to join and expand their business on our platform as the COVID-19 crisis further established e-commerce as an important route to market.

In the third quarter of 2020, while the COVID-19 pandemic created economic challenges that negatively impacted consumer sentiment, it was not a primary driver of performance. Supply and logistics disruptions that we encountered in selected geographies and in our food delivery business in the first and second quarters of 2020 largely subsided in the third quarter.

However, the development of the virus remains a fluid situation and we expect it to drive continued macro and operating environment uncertainty.

Recent Developments

In Nigeria, protests against actions taken by a special police unit resurged in October 2020. These protests resulted in temporary disruption to our business in Nigeria. We also took the decision to halt operations on our platform completely for a full day in late October to honor those who died during the protests. While operations normalized in Nigeria in November 2020, the situation remains fluid and we expect continued volatility in usage.

Operating Results

Comparison of the Nine Months Ended September 30, 2019 and September 30, 2020

Consolidated Statement of Operations

	For the nine months ended September 30,
	2019	2020

	(unaudited, in € millions)
Revenue	111.1	97.9
Cost of revenue	(60.1)	(33.0)
Gross profit	51.1	64.9
Fulfillment expense	(53.5)	(49.8)
Sales and advertising expense	(40.5)	(22.3)
Technology and content expense	(19.5)	(20.5)
General and administrative expense(1)	(105.3)	(84.2)
Other operating income	1.4	2.8
Other operating expense	(0.3)	(0.2)
Operating loss	(166.8)	(109.3)
Finance income	4.9	3.0
Finance costs	(1.6)	(6.3)
Loss before income tax	(163.4)	(112.6)
Income tax expense	(0.1)	(1.4)
Loss for the year	(163.5)	(114.0)

(1)	Includes share-based payment expense of €31.9 million in the nine months ended September 30, 2019 and €12.0 million in the nine months ended September 30, 2020.

Revenue

The following table shows a breakdown of our revenue in the nine months ended September 30, 2019 and September 30, 2020 by source.

	For the nine months ended September 30,
	2019	2020

	(unaudited, in € millions)
Marketplace revenue(1)	52.4	66.1
Commissions	16.6	24.7
Fulfillment	18.0	22.3
Marketing and advertising	3.8	4.7
Value-added services	14.0	14.4
First-party revenue(2)	58.1	30.7
Platform revenue(3)	110.6	96.8
Non-platform revenue(4)	0.6	1.1
Total revenue	111.1	97.9

(1)	Marketplace revenue is the sum of commissions, fulfillment, marketing and advertising and value-added services.
(2)	First-party revenue is referred to as sales of goods shown in the notes to our audited consolidated financial statements.
(3)	Platform revenue is the sum of marketplace revenue and first-party revenue.
(4)	Non-platform revenue is referred to as other revenue shown in the notes to our audited consolidated financial statements.

Marketplace revenue increased by 26.1% from €52.4 million in the nine months ended September 30, 2019 to €66.1 million in the nine months ended September 30, 2020 due to an increase in revenue from commissions by 48.6% and an increase in revenue from fulfillment by 24.1% in the nine months ended September 30, 2020 compared to the nine months ended September 30, 2019. Contributions from sales of goods, i.e., revenue from first-party sales, decreased by 47.2% from €58.1 million in the nine months ended September 30, 2019 to €30.7 million in the nine months ended September 30, 2020. This decrease was driven by our marketplace gaining more depth, which positioned us to undertake fewer sales on a first party basis.

Cost of Revenue

Cost of revenue decreased by 45.1% from €60.1 million in the nine months ended September 30, 2019 to €33.0 million in the nine months ended September 30, 2020, driven by the decrease in first-party sales. Cost of revenue primarily includes the purchase price of consumer products sold in first-party sales. Certain expenses associated with third-party sales, such as compensation paid to sellers for lost, damaged or late delivery items are also included in cost of revenue.

Gross Profit

Gross profit increased by 27.1% from €51.1 million in the nine months ended September 30, 2019 to €64.9 million in the nine months ended September 30, 2020 due to the increase in marketplace revenue.

Fulfillment Expense

Fulfillment expense decreased by 6.9% from €53.5 million in the nine months ended September 30, 2019 to €49.8 million in the nine months ended September 30, 2020, primarily due to a number of operational enhancements across our logistics operations. These enhancements included a change in our volume pricing model from cost per package to cost per stop, improvements in our cross-border shipping matrix alongside staff cost savings in our fulfillment centers. Gross profit after fulfillment expense changed from negative €2.4 million in the nine months ended September 30, 2019 to positive €15.1 million in the nine months ended September 30, 2020, demonstrating our progress with respect to unit economics.

Sales and Advertising Expense

Sales and advertising expense decreased by 45.0% from €40.5 million in the nine months ended September 30, 2019 to €22.3 million in the nine months ended September 30, 2020, primarily due to continued enhancements to our performance marketing strategy across search and social media channels, including through more granular segmentation of our target market with differentiated campaigns and content for each segment. These efforts resulted in gross profit less fulfillment expense and sales and advertising expense turning positive in the third quarter of 2020 for the first time.

Technology and Content Expense

Technology and content expense increased by 5.1% from €19.5 million in the nine months ended September 30, 2019 to €20.5 million in the nine months ended September 30, 2020. In the third quarter of 2020 technology expenses decreased when compared to the third quarter of 2019, mainly due to hosting costs savings.

General and Administrative Expense

General and administrative expense decreased by 20.1% from €105.3 million in the nine months ended September 30, 2019 to €84.2 million in the nine months ended September 30, 2020, primarily due to a decrease in share based compensation expense from €31.9 million in the nine months ended September 30, 2019 to €12.0 million in the nine months ended September 30, 2020. Share based compensation expense in the nine months ended September 30, 2020 included charges for the cash-settled part of the 2020 virtual restricted stock unit program of €1.3 million. The final cash payout under the 2020 virtual restricted stock unit program will depend on the share price development following publication of our annual report for 2020 and may substantially exceed the charges recognized so far.

Excluding share based compensation expense, general and administrative expense would have decreased by 1.6% from €73.4 million in the nine months ended September 30, 2019 to €72.2 million in the nine months ended September 30, 2020. The overhead rationalization and portfolio optimization initiatives undertaken in late 2019 gradually paid out over the course of 2020 with general and administrative expense excluding share based compensation expense decreasing by 24.5% in the third quarter of 2020 compared to the third quarter of 2019.

Operating Loss

Operating loss decreased by 34.5% from €166.8 million in the nine months ended September 30, 2019 to €109.3 million in the nine months ended September 30, 2020.

Adjusting our operating loss for depreciation and amortization, share-based payment expense and other operating income and expense, our Adjusted EBITDA loss decreased by 29.5% from €129.3 million in the nine months ended September 30, 2019 to €91.2 million in the nine months ended September 30, 2020, due to the effects of our business mix rebalancing and enhanced cost efficiency.

Finance Income

Finance income decreased by nearly 40% from €4.9 million in the nine months ended September 30, 2019 to €3.0 million in the nine months ended September 30, 2020, primarily due to a decrease in interest income and foreign exchange gains on bank deposits in US dollars resulting from proceeds from our initial public offering.

Finance Costs

Finance costs nearly quadrupled from €1.6 million in the nine months ended September 30, 2019 to €6.3 million in the nine months ended September 30, 2020, primarily due to foreign exchange losses on bank deposits in US dollars.

Loss before Income Tax

Loss before income tax decreased by 31.1% from €163.4 million in the nine months ended September 30, 2019 to €112.6 million in the nine months ended September 30, 2020, primarily due to the effects of our business mix rebalancing and enhanced cost efficiency.

Income Tax Expense

Income tax expense increased from €0.1 million in the nine months ended September 30, 2019 to €1.4 million in the nine months ended September 30, 2020.

Loss for the Period

Loss for the period decreased by 30.2% from €163.5 million in the nine months ended September 30, 2019 to €114.0 million in the nine months ended September 30, 2020.

Quarterly Data

The following table sets forth certain unaudited financial data for each fiscal quarter for the periods indicated. The unaudited quarterly information includes all normal recurring adjustments that we consider necessary for a fair statement of the information shown. This information should be read in conjunction with the audited consolidated financial statements and related notes thereto appearing in our Annual Report and our unaudited condensed consolidated financial statements and related notes as of and for the three and nine months ended September 30, 2020 included as Exhibit 99.2 to the Report on Form 6-K dated November 10, 2020 to which this discussion is attached as Exhibit 99.3. Our quarterly results are not necessarily indicative of future operating results.

	2019(1)				2020(1)
	First	Second	Third	Fourth	First	Second	Third
	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter

	(unaudited, in € millions)
Revenue	31.4	38.8	40.9	49.3	29.3	34.9	33.7
Cost of revenue	(16.2)	(22.0)	(21.9)	(24.4)	(10.9)	(11.7)	(10.4)
Gross profit	15.2	16.8	19.0	24.8	18.4	23.3	23.2
Fulfillment expense	(15.2)	(17.6)	(20.7)	(23.9)	(15.9)	(17.3)	(16.6)
Sales and advertising expense	(11.9)	(14.9)	(13.8)	(15.5)	(8.9)	(7.2)	(6.2)
Technology and content expense	(5.9)	(6.7)	(7.0)	(7.7)	(7.2)	(7.1)	(6.3)
General and administrative expense(2)	(27.8)	(44.9)	(32.7)	(39.2)	(30.4)	(31.1)	(22.7)
Other operating income	0.1	0.6	0.7	0.5	0.3	1.8	0.6
Other operating expense	(0.0)	(0.1)	(0.2)	(0.2)	(0.1)	(0.1)	(0.0)
Operating loss	(45.5)	(66.7)	(54.6)	(61.1)	(43.7)	(37.6)	(28.0)

(1)	Due to rounding, the sum of quarterly amounts may not equal the amounts reported for the relevant full-year period.
(2)

Includes share-based payment expense of €4.3 million in the first quarter of 2019, €20.5 million in the second quarter of 2019, €7.1 million in the third quarter of 2019 and €5.3 million in the fourth quarter of 2019. Includes share-based payment expense of €6.0 million in the first quarter of 2020, €2.6 million in the second quarter of 2020 and €3.4 million in the third quarter of 2020.

The following tables set forth certain key performance indicators, for each fiscal quarter for the periods indicated.

	2019				2020
	First	Second	Third	Fourth	First	Second		Third
	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter		Quarter

	(unaudited, in millions)
Annual Active Consumers	4.3	4.8	5.5	6.1	6.4	6.8		6.7
Orders	5.0	6.2	7.0	8.3	6.4	6.8		6.6
GMV	€240.2	€280.9	€275.3	€301.2	€189.6	€228.3		€187.3
GMV adjusted for perimeter effects and improper sales practices(1)	€213.9	€263.1	€261.1	€292.9	n/a	n/a		n/a
Adjusted EBITDA(2)	€(39.5)	€(44.4)	€(45.4)	€(53.4)	€(35.6)	€(32.9)	(3)	€(22.7)

(1)

Adjustments relate to perimeter changes as a result of the portfolio optimization undertaken during the fourth quarter of 2019 as further described under Item 4. “Information on the Company—A. History and Development of the Company—Corporate History and Recent Transactions” in the Annual Report as well as improper sales practices as further described under Item 4. “Information on the Company—A. History and Development of the Company—Sales Practices Review” in the Annual Report.

(2)

Please see “Non-IFRS and Other Financial and Operating Metrics” for a reconciliation of Adjusted EBITDA, which is a non-IFRS measure, to the most directly comparable IFRS financial performance measure and why we consider Adjusted EBITDA useful.

(3)

Includes a net expense of €3.6 million related to the settlement of several putative class action lawsuits were filed in the U.S. District Court for the Southern District of New York and the New York County Supreme Court against us and other defendants.

Liquidity and Capital Resources

As of September 30, 2020, we had €147.1 million in cash and cash equivalents on our balance sheet. Most of our liquid means can be freely transferred, for a small fraction of our liquid means we may need authorization or permits for a cross-border transfer.

Since our inception, we have financed our operations primarily through equity issuances. We received net proceeds of $280.2 million from our April 2019 initial public offering, a concurrent private placement with Mastercard and the issuance of shares to existing shareholders to protect them from dilution. Our primary requirements for liquidity and capital are to finance general corporate purposes. We also need capital to finance cash payments under our virtual restricted stock unit programs, our capital expenditures, which consist primarily of computer equipment, office equipment and lease-hold improvements. We believe, based on our current operating plan, that our existing cash and cash equivalents and cash flows from operating activities will be sufficient to meet our anticipated cash needs for working capital, capital expenditures, general corporate needs and business expansion for at least the next twelve months. Although we believe that we have sufficient cash and cash equivalents to cover our working capital needs in the ordinary course of business and to continue to expand our business, we may, from time to time, explore additional financing sources.

Consolidated Statement of Cash Flows

	For the nine months ended September 30,
	2019	2020

	(unaudited, in € millions)
Net cash flows used in operating activities	(131.6)	(71.9)
Net cash flows (used in) / from investing activities	(65.8)	60.6
Net cash flows (used in) / from financing activities	321.0	(3.9)
Net increase/(decrease) in cash and cash equivalents	123.6	(15.2)
Cash and cash equivalents at the beginning of the period	100.6	170.0
Cash and cash equivalents at the end of the period	227.1	147.1

Net Cash Flows Used in Operating Activities

Net cash flows used in operating activities decreased by 45.4% from a cash outflow of €131.6 million in the nine months ended September 30, 2019 to a cash outflow of €71.9 million in in the nine months ended September 30, 2020 as we focused on enhancing cost efficiency and making progress towards breakeven. Working capital management also contributed to this decrease.

Net Cash Flows Used in Investing Activities

Net cash flows used in investing activities changed from a cash outflow of €65.8 million in the nine months ended September 30, 2019 to a cash inflow of €60.6 million in the nine months ended September 30, 2020 due to movements in term deposits and other current assets.

Net Cash Flows from Financing Activities

Net cash flows from financing activities changed from a cash inflow of €321.0 million in the nine months ended September 30, 2019 to a cash outflow of €3.9 million in the nine months ended September 30, 2020. In the nine months ended September 30, 2019, we recorded cash inflows from our initial public offering and other capital increases, which did not recur in the nine months ended September 30, 2020.

Off-Balance Sheet Arrangements

As of September 30, 2020, and during the periods presented, we did not have any off-balance sheet arrangements other than as described under Item 5. “Operating and Financial Review and Prospects—E. Off-Balance Sheet Arrangement” in the Annual Report.

Contractual Obligations

We have entered into commercial leases of warehouses, office premises and transportation. The net present value of the future payments under leases amounts to €9.4 million as of September 30, 2020. As of September 30, 2020, we have also committed to future minimum lease payments under short term operating leases that amount to € 0.4 million.

The table below summarizes our contractual obligations as of September 30, 2020:

	Payment due by period
		Less than		More than 5
	Total	1 year	1-5 years	years

	(unaudited, in € millions)
Lease liability future payments	9.4	2.6	6.5	0.3

Quantitative and Qualitative Disclosures about Market Risk

During the nine months ended September 30, 2020, there were no significant changes to our quantitative and qualitative disclosures about market risk from those reported under Item 5. “Operating and Financial Review and Prospects—Quantitative and Qualitative Disclosures about Market Risk” in the Annual Report.

Critical Accounting Estimates and Judgments

As of September 30, 2020, there have been no material changes to the significant accounting estimates and judgment described under Item 5. “Operating and Financial Review and Prospects—Critical Accounting Estimates and Judgments” in the Annual Report.

Forward Looking Statements

This management’s discussion and analysis includes forward-looking statements. All statements other than statements of historical facts contained in this management’s discussion and analysis, including statements regarding our future results of operations and financial position, industry dynamics, business strategy and plans and our objectives for future operations, are forward-looking statements. These statements represent our opinions, expectations, beliefs, intentions, estimates or strategies regarding the future, which may not be realized. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “targets,” “projects,” “believes,” “estimates”, “potential” or “continue” or the negative of these terms or other similar expressions that are intended to identify forward-looking statements. Forward-looking statements are based largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements involve known and unknown risks, uncertainties, changes in circumstances that are difficult to predict and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statement, including, without limitation, the risks described under Item 3. “Key Information—D. Risk Factors,” in our Annual Report on Form 20-F as filed with the US Securities and Exchange Commission. Moreover, new risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this management’s discussion and analysis may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. We caution you therefore against relying on these forward-looking statements, and we qualify all of our forward-looking statements by these cautionary statements.

The forward-looking statements included in this management’s discussion and analysis are made only as of the date hereof. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. Moreover, neither we nor our advisors nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Neither we nor our advisors undertake any obligation to update any forward-looking statements for any reason after the date of this management’s discussion and analysis to conform these statements to actual results or to changes in our expectations, except as may be required by law. You should read this management’s discussion and analysis with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect.

Non-IFRS and Other Financial and Operating Metrics

Changes, percentages, ratios and aggregate amounts presented have been calculated on the basis of unrounded figures.

This management’s discussion and analysis includes certain financial measures and metrics not based on IFRS, including Adjusted EBITDA, as well as operating metrics, including Annual Active Consumers, Orders and GMV. We define Annual Active Consumers, Orders, GMV, Total Payment Volume, JumiaPay Transactions and Adjusted EBITDA as follows:

Annual Active Consumers means unique consumers who placed an order for a product or a service on our platform, within the 12-month period preceding the relevant date, irrespective of cancellations or returns.

We believe that Annual Active Consumers is a useful indicator for adoption of our offering by consumers in our markets.

Orders corresponds to the total number of orders for products and services on our platform, irrespective of cancellations or returns, for the relevant period.

We believe that the number of orders is a useful indicator to measure the total usage of our platform, irrespective of the monetary value of the individual transactions.

GMV corresponds to the total value of orders for products and services, including shipping fees, value added tax, and before deductions of any discounts or vouchers, irrespective of cancellations or returns for the relevant period.

We believe that GMV is a useful indicator for the value transacted on our platform that is not influenced by shifts in our sales between first-party and third-party sales or the method of payment.

We use Annual Active Consumers, Orders and GMV as some of many indicators to monitor usage of our platform.

Total Payment Volume (“TPV”) corresponds to the total value of orders for products and services completed using JumiaPay including shipping fees, value-added tax, and before deductions of any discounts or vouchers, irrespective of cancellations or returns, for the relevant period.

We believe that TPV provides a useful indicator of the development, and adoption by consumers, of our payment services offerings.

JumiaPay Transactions corresponds to the total number of orders for products and service completed using JumiaPay, irrespective of cancellations or returns, for the relevant period.

We believe that JumiaPay Transactions provides a useful indicator of the development, and adoption by consumers, of our payment services offerings for orders on our platform irrespective of the monetary value of the individual transactions.

We use TPV and the number of JumiaPay Transactions to measure the development of our payment services.

Adjusted EBITDA corresponds to loss for the period, adjusted for income tax expense, finance income, finance costs, depreciation and amortization and share-based payment expense.

Adjusted EBITDA is a supplemental non-IFRS measure of our operating performance that is not required by, or presented in accordance with, IFRS. Adjusted EBITDA is not a measurement of our financial performance under IFRS and should not be considered as an alternative to loss for the period, loss before income tax or any other performance measure derived in accordance with IFRS. We caution investors that amounts presented in accordance with our definition of Adjusted EBITDA may not be comparable to similar measures disclosed by other companies, because not all companies and analysts calculate Adjusted EBITDA in the same manner. We present Adjusted EBITDA because we consider it to be an important supplemental measure of our operating performance. Management believes that investors’ understanding of our performance is enhanced by including non-IFRS financial measures as a reasonable basis for comparing our ongoing results of operations. By providing this non-IFRS financial measure, together with a reconciliation to the nearest IFRS financial measure, we believe we are enhancing investors’ understanding of our business and our results of operations, as well as assisting investors in evaluating how well we are executing our strategic initiatives.

Management uses Adjusted EBITDA:

•

as a measurement of operating performance because it assists us in comparing our operating performance on a consistent basis, as it removes the impact of items not directly resulting from our core operations;

•	for planning purposes, including the preparation of our internal annual operating budget and financial projections;
•	to evaluate the performance and effectiveness of our strategic initiatives; and
•	to evaluate our capacity to expand our business.

Items excluded from this non-IFRS measure are significant components in understanding and assessing financial performance. Adjusted EBITDA has limitations as an analytical tool and should not be considered in isolation, or as an alternative to, or a substitute for analysis of our results reported in accordance with IFRS, including loss for the period. Some of the limitations are:

•	Adjusted EBITDA does not reflect our share-based payments, income tax expense or the amounts necessary to pay our taxes;
•

although depreciation and amortization are eliminated in the calculation of Adjusted EBITDA, the assets being depreciated and amortized will often have to be replaced in the future and such measures do not reflect any costs for such replacements; and

•	other companies may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

Due to these limitations, Adjusted EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business. We compensate for these and other limitations by providing a reconciliation of Adjusted EBITDA to the most directly comparable IFRS financial measure, loss for the period.

The following tables provide a reconciliation of loss for the period to Adjusted EBITDA for the periods indicated:

	For the nine months ended
	September 30,
	2019	2020

Loss for the period	(163.5)	(114.0)
Income tax expense	0.1	1.4
Net Finance costs / (income)	(3.3)	3.4
Depreciation and amortization	5.6	6.1
Share-based payment expense	31.9	12.0
Adjusted EBITDA	(129.3)	(91.2)

	2019				2020
	First	Second	Third	Fourth	First	Second	Third
	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter

	(unaudited, in millions)
Loss for the period	(45.8)	(67.8)	(49.9)	(63.6)	(42.3)	(39.4)	(32.4)
Income tax expense	0.1	0.2	(0.2)	0.5	0.1	0.5	0.8
Net Finance costs / (income)	0.2	0.9	(4.5)	2.0	(1.6)	1.3	3.6
Depreciation and amortization	1.7	1.8	2.1	2.3	2.1	2.1	1.9
Share-based payment expense	4.3	20.5	7.1	5.3	6.0	2.6	3.4
Adjusted EBITDA	(39.5)	(44.4)	(45.4)	(53.4)	(35.6)	(32.9)	(22.7)